Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated March 11, 2008 with respect to the financial statements of Catalyst Pharmaceutical Partners, Inc. (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes in 2007 and Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment in 2006) which is included in the Annual Report on Form 10-K for the year ended December 31, 2007 incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption “Experts.”
GRANT THORNTON LLP
Miami, Florida
May 28, 2008